EXHIBIT 1

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Corporate Investor Relations

New Drug to Improve Erectile Function

Bayer and GlaxoSmithKline Announce EMEA Acceptance of Regulatory Filing for Vardenafil

Leverkusen/London - Bayer AG and GlaxoSmithKline plc (GSK) today announce that the European Medicinal Evaluation Agency (EMEA) has accepted the filing of a the marketing authorization application for vardenafil for the treatment of erectile dysfunction (ED). Bayer submitted the registration dossier for vardenafil to the EMEA on December 28, 2001. Results of the assessment from the EMEA are expected in the first half of 2003.

The product has now been submitted for market approval in all major regions worldwide. Bayer filed dossiers to the registration authorities in the United States and Japan in September and December 2001 respectively.

In November 2001, Bayer AG and GSK signed a worldwide co-promotion agreement for vardenafil. The companies have formed a Joint Steering Committee to oversee marketing and future development of the product. Bayer estimates peak global sales for vardenafil of over EUR 1 billion a year.

Vardenafil, researched and developed by Bayer, is a potent and highly selective phosphodiesterase-5 (PDE-5) inhibitor. Its clinical development programme to date has included eight phase III trials involving approximately 4,000 patients. In a published pivotal phase III study, vardenafil produced statistically significant improvements in erectile function versus placebo with reported efficacy in up to 85 percent of the broad population treated.

It is estimated that ED -- the reduced ability to attain and, or maintain an erection sufficient for sexual intercourse -- affects more than half of all men aged over 40 years. While it is estimated that 140 million men worldwide are affected by ED, only one in 20 receives medical treatment, thus demonstrating the clear need for additional therapies in this area.

Bayer and GSK represent a powerful partnership with a strong European presence. The strength of this partnership will enable

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access to the ED market potential across Europe, as well as around the world.

Bayer is an international, research-based group with major businesses in healthcare, agriculture, polymers and specialty chemicals.

GlaxoSmithKline - one of the world's leading research-based pharmaceutical and healthcare companies - is committed to improving the quality of human life by enabling people to do more, feel better and live longer.

Leverkusen, January 2002

Forward-Looking Statements

This news release may contain forward-looking statements based on current assumptions and forecasts made by Bayer Group management. Various known and unknown risks, uncertainties and other factors could lead to substantial differences between the actual future results, financial situation, development or performance of the company and the estimates given here. The company accepts no obligation to continue to report or update these forward-looking statements or adjust them to future events or developments.


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